June 14, 2010

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 3010
Washington, D.C. 20549

Re:	Cornerstone Healthcare Plus REIT, Inc. Form 10-K as of December 31, 2009 Filed on March 17, 2010 File No. 000-53969

Dear Ms. LaMothe:

This letter sets forth the responses of Cornerstone Healthcare Plus REIT, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated May 28, 2010 with regard to the above-referenced filing. For your convenience, we have set forth below your comment followed by the relevant response.

Financial Statements and Notes

Note 4 – Investments in Real Estate, page F-13

1.
Comment: Please advise us how you evaluated the significance of your acquisition of Mesa Vista Inn Health Center when determining whether financial statements should have been filed in a Form 8-K. In your response, tell us your consideration of Rule 3-05 of Regulation S-X. In addition, given this property is triple net leased to a single tenant on a long term basis, tell us also if you evaluated whether this property represents a significant asset concentration for which financial statements of the tenant should be provided.

Response: The Company’s evaluation of the Mesa Vista Inn Health Center (“Mesa Vista”) acquisition was made under Rule 3-14 of Regulation S-X rather than Rule 3-05 of Regulation S-X. The applicability of Rule 3-14 was based on the continuity and predictability of cash flows associated with the long-term, single tenant, net lease that is in place at Mesa Vista which transfers substantially all of the property’s non-financial operating and holding costs to the tenant. Further, given our blind pool offering, the Company evaluated the significance of the Mesa Vista acquisition in accordance with the Division of Corporate Finance Financial Reporting Manual, Section 2340, for Properties Subject to Net Lease, by comparing the purchase price of Mesa Vista to the greater of total assets as of the date of the property acquisition or the amount expected in good faith to be raised within the next twelve months pursuant to our registration statement subject to Guide 5 and concluded the property purchase price was less than 10%.  Accordingly, no financial data on the tenant was required to be disclosed.

* * *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comment and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at 949-263-4326.

Sincerely,

/s/ Sharon Kaiser
Sharon Kaiser
Chief Financial Officer